

October 11, 2012

Via E-mail
Mr. Ezra Uzi Yemin
Chief Executive Officer and Chairman
Delek Logistics Partners GP, LLC
7102 Commerce Way
Brentwood, Tennessee 37027

Re: **Delek Logistics Partners, LP**
Amendment No. 1 to Registration Statement on Form S-1
Filed on September 24, 2012
Amendment No. 2 to Registration Statement on Form S-1
Filed on October 4, 2012
File No. 333-182631

Dear Mr. Yemin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed September 24, 2012

Prospectus cover page

1. In response to prior comment 7 from our letter dated August 10, 2012, you amended your "Underwriting" section on page 224 to disclose that Delek "may" be deemed an underwriter with respect to any common units issued or sold under the underwriter's overallotment option. Please revise to disclose that Delek "is" or "will be" an underwriter with respect to the over-allotment shares.

Our Relationship with Delek, page 5

2.   We note your response to prior comment 5 from our letter dated August 10, 2012 that financial measures such as operating income (loss) and net earnings (loss) may suggest to investors that the Partnership would achieve similar profit margins. Please tell us why the current presentation regarding revenues would not similarly suggest to investors that the Partnership may achieve such level of revenues, for example. As a general matter, you should balance any discussion of revenues with disclosure about expenses or net income (loss), or any discussion of assets with disclosure about liabilities or indebtedness levels.

Unaudited Pro Forma Combined Statements of Operations, pages F-4 and F-5

3.   Please expand your explanation of the pro forma revenue adjustment in note (r) on page F-8 to clarify how volumes transported or terminaled in your facilities relate to the pipelines and terminals that will be contributed, also whether in referring to affiliate revenues, you are referring to historical transactions by an affiliate with third parties or future transactions of yours with an affiliate. Also explain why there are no pro forma expenses associated with such revenues.

Form S-1/A filed October 4, 2012

Exhibits

Exhibit 10.6

4.   Please note that any comments relating to your request for confidential treatment will be provided in a separate letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Gerald M. Spedale
        Baker Botts L.L.P.